Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of July 2, 2014  by and among Wausau Paper Corp. (the “Company”) and the entities and natural persons listed on Exhibit A hereto and their respective Affiliates (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, Starboard is deemed to beneficially own shares of Common Stock totaling, in the aggregate, approximately 7,501,430 shares  or approximately 15.1%, of the Common Stock issued and outstanding on the date hereof;

WHEREAS, as of the date hereof, the Company and the members of Starboard have determined to come to an agreement with respect to the election of members of the Board at the annual meeting of stockholders of the Company that will be held during calendar year 2014 (the “2014 Annual Meeting”) and certain other matters, as provided in this Agreement; and

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.           2014 Board Matters; 2014 Board Appointments; 2014 Annual Meeting.

(a)           Starboard on behalf of itself and its Affiliates and Associates hereby (i) irrevocably withdraws its Notice of Stockholder Nomination of Individuals for Election as Directors at the  2014 Annual Meeting that Starboard submitted to the Company in January 2014 and any related materials or notices submitted to the Company in connection therewith and (ii) agrees not to take any further action with respect to any solicitation materials filed by it or on its behalf with the Securities and Exchange Commission.  Starboard hereby further agrees that it will not, and that it will not permit any of its Affiliates or Associates to, (i) nominate or recommend for nomination any person for election at the 2014 Annual Meeting, directly or indirectly, (ii) submit any proposal for consideration at, or bring any other business before, the 2014 Annual Meeting, directly or indirectly, or (iii) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2014 Annual Meeting, directly or indirectly.  Starboard shall not publicly or privately encourage or support any other stockholder to take any of the actions described in this Section 1(a).

(b)           Prior to the execution of this Agreement, Gavin T. Molinelli (the “2014 Starboard Nominee”) has been appointed an Observer to the Board of Directors of the Company.  Within three (3) business days following execution of this Agreement, the Board will take all necessary action to appoint the 2014 Starboard Nominee as a director of the Company and as a member of the Corporate Governance and the Compensation Committees of the Board of Directors.  The 2014 Starboard Nominee will be a member of the class of directors of the Company whose terms expire at the 2014 Annual Meeting.  The parties agree that the Board shall also take all action necessary so that at the 2014 Annual Meeting, the Board shall nominate the 2014 Starboard Nominee, Londa J. Dewey and Gary W. Freels (together, the “2014 Board Nominees”) for election to the Board at the 2014 Annual Meeting.  Mr. Molinelli, Ms. Dewey and Mr. Freels shall be designated as nominees for the class of directors with terms expiring at the 2017 Annual Meeting.

(c)           The Company agrees that it will recommend, support and solicit proxies for the election of the 2014 Starboard Nominee at the 2014 Annual Meeting in the same manner as for the Company’s other nominees standing for election to the Board at the 2014 Annual Meeting.

(d)           The Company and Starboard agree that the press release attached hereto as Exhibit B (the “Mutual Press Release”) shall be issued simultaneously with the execution and delivery of this Agreement.  Until the 2014 Annual Meeting, neither the Company nor Starboard or the Starboard Nominees shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Mutual Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other Party.

(e)           At the 2014 Annual Meeting, Starboard agrees to appear in person or by proxy at the 2014 Annual Meeting and vote all shares of Common Stock of the Company beneficially owned by Starboard at the meeting in favor of the 2014 Board Nominees and in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal, unless Institutional Shareholder Services Inc. recommends otherwise with respect to such “say-on-pay” proposal.

(f)           The Company and Starboard agree that (i) Starboard shall no longer have the replacement rights set forth in Section 2(g) of the Agreement, dated as of March 6, 2013, between the Company and Starboard (the “2013 Agreement”), and (ii) that Section 3(b) of the 2013 Agreement shall remain in full force and effect in accordance with its terms.

(g)           The Company agrees that if the 2014 Starboard Nominee is unable to serve as a director, resigns as a director or is removed as a director prior to the 2015 Annual Meeting, and at such time Starboard beneficially owns in the aggregate at least the lesser of 3% of the Company’s then outstanding Common Stock and 1,492,430 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), Starboard shall have the ability to recommend a substitute person, who will be independent of Starboard and who will also qualify as “independent” pursuant to NYSE listing standards, to replace the 2014 Starboard Nominee, subject to the approval of the Company’s Corporate Governance Committee in good faith after exercising its fiduciary duties, which approval shall not be unreasonably withheld (any such replacement nominee appointed in accordance with the provisions of this clause (g) shall be referred to as the “2014 Starboard Replacement Director”). In the event the Corporate Governance Committee does not accept a substitute person recommended by Starboard, Starboard will have the right to recommend an additional substitute person, who will also be independent of Starboard and who will also qualify as “independent” pursuant to NYSE listing standards and whose appointment shall be subject to the approval of the Company’s Corporate Governance Committee in good faith after exercising its fiduciary duties, which approval shall not be unreasonably withheld. Upon the acceptance of a replacement director nominee by the Corporate Governance Committee, the Board will appoint such replacement director to the Board no later than five (5) business days after the Corporate Governance Committee’s recommendation of such replacement director.  Any 2014 Starboard Replacement Director appointed to the Board pursuant to this Section 1(h) prior to the Company’s annual meeting of stockholders to be held in calendar year 2015 (the “2015 Annual Meeting”) shall stand for election at the 2015 Annual Meeting together with the other Company nominees who are otherwise up for election at the 2015 Annual Meeting.

2.           Standstill Provisions.

Starboard agrees that from the date of this Agreement until the earlier of (i) the date that is 10 business days prior to the deadline for the submission of stockholder nominations for the 2015 Annual Meeting pursuant to the By-Laws and (ii) the date that is 100 days prior to the first anniversary of the 2014 Annual Meeting (the “Standstill Period”) neither it nor any of its Affiliates or Associates under its control or direction will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner, call or seek to call a special meeting of stockholders or engage in any action by written consent of stockholders.

3.           Representations and Warranties of the Company.

The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

4.           Representations and Warranties of Starboard.

Starboard represents and warrants to the Company that (a) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, and (e) as of the date of this Agreement, Starboard is deemed to beneficially own in the aggregate 7,501,430 shares of Common Stock, and as of the date hereof, Starboard did not and does not currently have, and did not and does not currently have any right to acquire, any interest in any other securities of the Company or any Other Equity Rights (as such term was defined in the  Agreement, dated as of February 10, 2012, between the Company and Starboard).

5.           Specific Performance.

Each of the members of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages).  It is accordingly agreed that Starboard (or any of the entities and natural persons listed on Exhibit A), on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.  This Section 5 is not the exclusive remedy for any violation of this Agreement.

6.           Expenses.

The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the matters related to the 2014 Annual Meeting, the filing of a Schedule 13D in connection with this Agreement and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $150,000 in the aggregate.

7.           Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

8.           Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:	Wausau Paper Corp. 100 Paper Place Mosinee, WI 54455-9099 Attention: Chairman

With copies (which shall not constitute notice) to:	Ruder Ware, L.L.S.C. 500 First Street, Suite 8000 P.O. Box 8050 Wausau, WI 54402-8050 Attention: Lon E. Roberts Telephone: (715) 845-4336 Facsimile: (715) 845-2718

If to Starboard or any member thereof:	Starboard Value LP 830 Third Avenue, 3rd Floor New York, New York 10022 Attention: Jeffrey C. Smith Telephone: (212) 845-7955 Facsimile: (212) 845-7988

With a copy (which shall not constitute notice) to:	Olshan Frome Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Attention: Steve Wolosky, Esq. Telephone: (212) 451-2333 Facsimile: (212) 451-2222

9.           Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Wisconsin without reference to the conflict of laws principles thereof.  Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Wisconsin state courts and any state appellate court therefrom within the State of Wisconsin (or, if any such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Wisconsin).  Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts.  Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

10.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

11.           Mutual Non-Disparagement.  Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this Section, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly disparage, call into disrepute, or otherwise defame or slander the other Parties or such other Parties’ subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their products or services, in any manner that would damage the business or reputation of such other Parties, their products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives.  For purposes of this Section, none of the 2012 Starboard Nominees, the 2013 Starboard Nominees or the 2014 Starboard Nominee shall be deemed to be an agent, affiliate, officer, key employee or director of the Company or, in the case of the 2012 Starboard Nominees or the 2013 Starboard Nominees, of Starboard, and no actions taken by any agent or other representative of a Party in any capacity other than as a representative of such Party shall be covered by this Agreement.

12.           Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Affiliates and Associates.  This Agreement contains the entire understanding of the Parties hereto with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein.  No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Starboard.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns.  No party shall assign this Agreement or any rights or obligations hereunder without, with respect to any member of Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard.  This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other persons.  Starboard agrees that it will cause its Affiliates and Associates to comply with the terms of this Agreement.  As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

WAUSAU PAPER CORP.

By:	MICHAEL C. BURANDT
Name:	Michael C. Burandt
Title:	Chairman and Chief Executive Officer

STARBOARD:

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       Its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       Its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       Its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, Its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, Its general partner STARBOARD PRINCIPAL CO GP LLC

By:	JEFFREY C. SMITH
Name:	Jeffrey C. Smith
Title:	Authorized Signatory

[Signature Page to Agreement]

EXHIBIT A

Starboard

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE LP
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD PRINCIPAL CO GP LLC
JEFFREY C. SMITH
MARK MITCHELL
PETER A. FELD
GAVIN T. MOLINELLI

EXHIBIT B

PRESS RELEASE

WAUSAU PAPER AND STARBOARD REACH AGREEMENT GAVIN MOLINELLI TO JOIN WAUSAU BOARD

MOSINEE, Wisconsin, July 2, 2014 – Wausau Paper’s (NYSE:WPP) today announced that it has reached an agreement with Starboard Value LP and its affiliates regarding the composition of the Company’s Board of Directors.  Under the terms of the agreement, Wausau has agreed to appoint Gavin Molinelli, a Partner at Starboard, to Wausau’s Board of Directors.  Mr. Molinelli has been serving as an observer to the Wausau Board since April 22, 2014.  Mr. Molinelli will be included on the Company’s slate of Board nominees in the Company’s 2014 proxy statement and submitted for stockholder approval at the Company’s 2014 Annual Meeting.

In connection with the nominations, Starboard, which beneficially owns approximately 15.1% of the outstanding shares of Wausau’s common stock, has agreed to vote all of its shares in favor of each of the Board’s nominees at the 2014 Annual Meeting.

“We are pleased to have reached this agreement with Starboard,” said Michael C. Burandt, Chairman and Chief Executive Officer of Wausau Paper.  “Wausau Paper continues to be well-positioned to capitalize on the investments that we have made in the tissue business, and we look forward to continuing to work productively with Gavin as he formally joins our Board of Directors.”

Mr. Molinelli stated, “We are pleased to have again worked constructively with management and the Board of Wausau.  Wausau has a fantastic combination of brands, employees, assets and distributors, and I look forward to working diligently and constructively with my fellow Board members to substantially improve profitability and create shareholder value at Wausau.”

The complete agreement between Wausau Paper and Starboard will be included as an exhibit to the Company’s Current Report on Form 8-K which will be filed with the Securities and Exchange Commission (“SEC”).  Further details regarding the 2014 Annual Meeting will be included in the Company’s definitive proxy materials, which will be filed with the SEC.

Important Information:
This information may be deemed to be solicitation material in respect to the solicitation of proxies from shareholders in connection with Wausau Paper Corp.’s 2014 annual meeting of shareholders.  Wausau Paper Corp. (the “Company”), its directors and certain of its executive officers may be deemed to be participants in such solicitation.  The Company will file a proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the 2014 annual meeting of shareholders.  The proxy statement, any other relevant documents and other material filed with the SEC concerning the Company will be, when filed, available free of charge at www.sec.gov and www.wausaupaper.com.  Shareholders are urged to read the proxy statement and any other relevant documents file when they become available because they will contain important information.

About Wausau Paper:
Wausau Paper produces and markets a complete line of away-from-home towel and tissue products, as well as soap and dispensing systems.  The Company is listed on the NYSE under the symbol WPP.  To learn more about Wausau Paper visit wausaupaper.com.

Safe Harbor under the Private Securities Litigation Reform Act of 1995:
The matters discussed in this news release concerning the Company’s future performance or anticipated financial results are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Such statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements.  Among other things, these risks and uncertainties include the strength of the economy and demand for paper products, increases in raw material and energy prices, manufacturing problems at Company facilities, and other risks and assumptions described under “Information Concerning Forward-Looking Statements” in Item 7 and in Item 1A of the Company’s Form 10-K for the year ended December 31, 2013.  The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

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Investor and Media Contact:
Perry Grueber
Director Investor Relations
Email:   pgrueber@wausaupaper.com
Phone: 715.692.2056